Exhibit 99.1

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Board change
12 January 2009
Mr Dick Evans, chief executive, Rio Tinto Alcan, has given notice of his intention to retire and to step down from the Boards of Rio Tinto on 20 April 2009 at the conclusion of the Rio Tinto AGMs.
Jacynthe Côté, currently president and chief executive officer, Primary Metal, Rio Tinto Alcan, will take over as chief executive, Rio Tinto Alcan and will join Rio Tinto’s executive committee. To ensure a smooth transition, Dick Evans will transfer executive responsibilities to Ms Côté on 1 February 2009.
Ms Côté joined Alcan in 1988 and has significant operational and international experience in the aluminium industry. As president and chief executive officer, Primary Metal, Rio Tinto Alcan, she is responsible for all primary metal facilities and power generation installations worldwide. Her previous roles in Alcan include president and chief executive officer, Bauxite and Alumina business group, and senior management roles in business planning, human resources and environment, health and safety. Jacynthe Côté has a bachelor’s degree in chemistry from Laval University in Quebec.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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